November 21, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        John Reynolds, Assistant Director
                  Susann Reilly, Attorney
                  Office of Emerging Growth Companies
         Re:      Spongetech Delivery Systems, Inc.
                  Form SB-2 filed October 7, 2005
                  File No. 333-123015

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated November 10, 2005 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Spongetech Delivery Systems, Inc. ("Spongetech" or the "Company"). On behalf of the Company, we respond as follows:

General

      1. The staff attempted to contact Mr. Metter at the telephone number, 212-594- 4175, which you have placed on the cover of your registration statement as the number of your principal executive offices. Based on the response of the individual who answered the telephone, please confirm the location of your operations, and to confirm that your operations are ongoing.

      Response:

      As disclosed under the heading Description of Property, we currently sublet office space from the family of Steven Moskowitz, our Secretary, which leases office space located at The Empire State Building, 350 Fifth Avenue, Suite 2204, New York, New York 10118. Further, as disclosed in the background of Michael Metter under the heading "Management", Mr. Metter also serves in other capacities with other companies. In view of our limited operations at this time, Mr. Metter does not spend all of his time at the Company's offices or devote 100% of his time to the Company's business. Our understanding is that your call was answered by Mr. Moskowitz's father, Norman Moskowitz, and that he passed the message to Mr. Moskowitz, who in turn had the Staff's call promptly returned by us and Mr. Metter.



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Prospectus Cover Page

      2. Reconcile the estimated offering expenses on the cover page with the disclosure on page 8 and in part II of the registration statement.

      Response:

      We have revised the Prospectus cover page to reconcile the estimated offering expenses on the cover page with the disclosure on page 8 and Part II of the Registration Statement.

Prospectus Summary, page 1

      3. Reconcile the net loss and the accumulated deficit for the fiscal year ended May 31, 2005 with the financial statements.

      Response:

      The net loss for the fiscal year ended May 31, 2005 has been reconciled with the financial statements. Further the information regarding accumulated deficit as of August 31, 2005, which reconciled with the financial statements has been provided.

      3. In discussing the delinquent franchise taxes, clarify the total amount that was delinquent, state the total amount paid, including any penalties or interest, and disclose when this amount was paid in full.

      Response:

      The Registration Statement has been revised on page 1 of the Prospectus, in risk factor 13, and under the heading "corporate background on page 11 to disclose the total amount paid and the date the outstanding amount was paid to the state of Delaware for delinquent taxes.

Spongetech Delivery Systems, Inc., page 1

      5.    You have stated in this section:



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            "We have also designed and started to test market, but have not yet produced or sold, products using the same hydrophilic technology for bath and home use. We license the rights to manufacture and sell our products from H.H. Brown Shoe Technologies, Inc. (d/b/a Dicon Technologies), the holder of the relevant patents relating to the hydrophilic sponges."

      However, you have responded to comment number twenty-one of our prior letter dated August 1, 2005 as follows:

            "There is no formal agreement with the Company's licensor to manufacture the children's bath foam sponge. The product is still in the research and development state. Management contemplates that it will enter into an agreement with Dicon upon finalization of the bath sponge."

      Please reconcile this disclosure. In addition, clarify wherever applicable, which entity has, or will, design, test, produce, and sell products from which you intend to gain revenues.

      Response:

      The Registration Statement has been revised on page 1 of the Prospectus Summary to reflect that we design, produce, and market our products, while Dicon manufactures and conducts research and development.


Selected Financial Data, page 3

      6. Reconcile net loss for the fiscal year ended May 31, 2005 with the financial statements. Revise similar disclosure in risk factor one.

      Response:

      We have reconcile the net loss for the fiscal year ended May 31, 2005, in the selected financial data on page 3 and in risk factor 1, with the financial statements.

Risk Factor, page 4

      7. We reissue prior comment 10. Please avoid the generic conclusion you reach in several risk factors that the risk could cause your business to suffer or would have a material adverse affect or negative affect on your business. Instead, replace this language with specific disclosure of how your business and

      8. operations would be affected. We direct your attention to risk factors 1, 3, 5, 8, 10, 12, 14, 16, and 19.



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      Response:

      We have revised the specified risk factors to provide specific disclosure as to how our business and operations would be affected upon the occurrence of certain uncertainties.

      9. Revise risk factor four to refer to the going concern in the most recent audited financial statements, May 31, 2005.

      Response:

      Risk factor 4 has been revised to refer to the financial statements for the fiscal year ended May 31, 2005.

      10. Please revise the subheading for the fifth risk factor, to reflect the risks that will result if you fail to pay franchise taxes and/or fail to file a renewal of your certificate of incorporation in the future.

      Response:

      The subheading of risk factor 13, has been revised to reflect the risk that will result if the Company fails to pay franchise taxes and/or fail to file a renewal of its certificate of incorporation in the future.

Use of Proceeds, page 8

      10. We reissue comment number twelve of our prior letter dated August 1, 2005. Please provide greater disclosure regarding the use of proceeds allocated to working capital.

      Response:

      We have provided a breakdown by dollar amount of the use of proceeds allocated to working capital if we raise the minimum and maximum offering amount.

Dilution, page 9

      12. Please explain the statement that you assume the offering price of $.25 for all calculations in the dilution section. Also, please revise similar disclosure in the capitalization section.

      Response:

      We have revised the Registration Statement in response to your comment.



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

Management Discussion and Analysis, page 11

      13. We reissue prior comment 14. Please consider providing an executive overview to focus on the known trends, events and uncertainties that are critical to your business.

      Response:

      The Registration Statement has been revised to include in the MD& A on page 14, a discussion of known trends, events and uncertainties that are critical to the Company's business.


Results of Operations, page 13

      14. Reconcile operating expenses and net loss for the year ended May 31, 2005 with the financial statements.

      Response:

      We have reconciled operating expenses and net loss for the year ended May 31, 2005 with the financial statements.

Fiscal Years Ended May 31, 2005 and 2004, page 13

      15. Please disclose the basis for the statements that your all-in-one product can be used several times, but the current products of other companies can be used one time only, thereby making your product competitive with them. Explain how this is a significant benefit. Supplementally provide any reports, studies, etc. We may have further comment.

      Response:

      We have clarified on page 13, that management believes its products provide additional benefits to consumers by providing consumers with the convenience of a multi-use all-in-one product.

Plan of Operations, page 13

      16. Provide a detailed plan of operations for the next twelve months. Provide in greater detail the milestones the company plans to take in the next twelve months to commence sales. Discuss the anticipated time frame for each milestone, the estimated costs and the anticipated source of funding.

      Response:

      The Registration Statement has been revised on page 13 to provide greater detail of the Company's plans in the next twelve months.



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      17.   We continue to note the disclosure that officers, directors and affiliates may provide funding until the offering is completed. Disclose whether they are legally obligated to provide such funding. If not, discuss how you plan to finance your business plan if these individuals do not loan the company funds.

      Response:

      The Registration Statement has been revised on page 12 to disclose that the Company's officers, directors and affiliates are not legally bound to provide it with funding. If its officers, directors and affiliates do not continue to provide funding the Company will be forced to seek alternate arrangements.

      18. We note the oral agreement with a sales group from Virginia to Vermont. Disclose the material terms of the agreement. State when the agreement was entered into, name the sales group and disclose whether any sales have been generated to date pursuant to this agreement.

      Response:

      The Registration Statement has been revised in accordance with your comment.


      19. You continue to state that your licensor has orally agreed to manufacture the children's bath foam sponge. Please disclose the material terms of the agreement. Also, please reconcile with the statement that there is no formal agreement.

      Response:

      The Registration Statement has been revised to reflect that while the Company has discussed with Dicon, the Company's plan to manufacture and sell a children's bath foam sponge, the product is still in its research and development stage and no agreement has been entered into for its manufacture.


      20. As we previously requested in comment number 15 of our prior letter dated August 1, 2005, please cite the source of the Clean Link information.

      Response:

      The Registration Statement has been revised to disclose in footnote 1 on page 12, the source of the Clean Link Information.



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

Liquidity and Capital Resources, page 14

      21. Given the current cash balance of $912. Please explain how you believe you can satisfy your cash requirements for the next twelve months. This should not assume you raise the minimum funds in this offering, since there is no guarantee you will raise this amount. We may have further comment.

      Response:

      We have revised the Registration Statement to reflect that the Company needs at least $500,000 to fund its operations over the next twelve months.


Business, page 17

      22. Update the status of negotiations with Hebco Inc. and Vanity Events. We may have further comment.

      Response:

      The Registration Statement has been revised in accordance with your comment

Management, page 19

      22. Please supplementally provide us with the control person(s) for Azurel Ltd. and disclose any affiliation, direct or indirect, with the officers, directors and control persons of Spongetech. We may have further comment.

      Response:

      We are supplementally providing you with a listing of the control person(s) for Azurel Ltd. which discloses any affiliation, direct or indirect, with the officers, directors and control persons of Spongetech. In addition, in response to your additional comments we will supplementally provide you with the requested information.

Legal Proceedings, page 21

      24. With regard to the Westgate lawsuit, please disclose the name of the court or agency where the proceeding is pending, the date the proceeding began and all principal parties, as Item 103 of Regulation S-B requires. In addition, please update the disclosure in this section, as appropriate.

      Response:

      The Registration Statement has been revised to provide the disclosure required by Item 103 of Regulation S-B.



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

Security Ownership of Certain Beneficial Owners and Management, page 24

      25. Please update the disclosure in this section as of the most recent practicable date.

      Response:

      Disclosure of the security ownership of certain beneficial owners and management has been updated as of November 17, 2005.

Certain Relationships and Related Transactions, page 24

      26. Please reference the sixth paragraph of this section, which paragraph states:

            "In January 2005, we issued and aggregate of 12,030,000 shares of our common stock to our officers, directors and related parties, as compensation for services performed on our behalf."

      Please ensure that you provide, for these issuances, all the information which Item 404 of regulation S-B requires. Disclose the value of the consideration. Also, explain why this issuance was not included in the executive compensation table, since it was for services performed. We may have further comment.

      Response:

      The Registration Statement has been revised in accordance with your comment. The issuance is included in the executive compensation table. The failure to previously include in this table was an oversight.


Plan of Distribution, page 29

      27. We note the statement that if you do not raise the minimum you anticipate officers and directors providing the expenses associated with this offering but that there are no formal or written agreements. Please clarify, if true, that these individuals are not legally obligated to provide such funding. Discuss the impact this would have upon your company if these individuals did not provide this funding. How would you pay these expenses?

      Response:

      The Registration Statement has been revised on page 12 to disclose that the Company's officers, directors and affiliates are not legally bound to provide it with funding. If its officers, directors and affiliates do not continue to provide funding the Company will be forced to seek alternate arrangements. If they are unable to do so, the Company will not be able to complete the offering.




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

Additional Information, page 37

      28. Please update the address of the Commission. The Commission's new address is: 100 F Street, NB Washington, DC 20549.

      Response:

      The Registration Statement has been revised in accordance with your comment.


      29.   We note the following statement:

            "All selling shareholders who are affiliates will not sell their shares during the public offering period. Thereafter, they may sell their shares in public or private transactions, at prevailing market prices or at privately negotiated prices." It does not appear any affiliates are selling shareholders. Please revise to name the affiliates or explain supplementally.

      Response:

      The Registration Statement has been revised to delete references to sales by selling shareholders who are affiliates.


Financial Statements, page F-l

      30. Revise to include updated financial statements as required by Item 310(g) of Regulation S-B.

      Response:

      Updated financials are included as required by Item 310(g) of Regulation S-B.


Note 6 -- Commitments and Contingencies, page F-14

      31. Revise to disclose the amount or range of the possible loss from the litigation or a statement that an estimate cannot be made. Also, revise to disclose the status of the contingency in the updated financial statements. See paragraph 10 of SPAS 5.

      Response:

      Note 6 of the Financial Statements have been revised to disclose the possible loss from the litigation to the extent that the Company can provide an estimate.




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Exhibit 23.1 -- Accountant's Consent

      31. The consent refers to a report dated January 15, 2005, and there is no such report in the amended registration statement. Please include a currently dated consent that refers to the appropriate audit report.

      Response:

      We have included a currently dated consent referring to the appropriate audit report.

Recent Sales of Unregistered Securities, page 11-2

      33. We note the issuances in 2002. It appears the company was a blank check company at that time. Rule 504 of Regulation D is not available to blank check companies. Please revise the disclosure to discuss the available exemption. Also, state the facts supporting reliance upon the exemption. We may have further comment.

      Response:

      The issuances in 2002 were made immediately before the consummation of the Merger Agreement by Nexgen Acquisitions VIII with Spongetech International, Ltd. At such time, Nexgen's business plan was to engage in a merger with an identified entity, Spongetech International Ltd, our predecessor. Therefore, Rule 504 was available to the Company in connection with the issuances and the reliance on Rule 504 was not prohibited by Rule 504(a)(3).

      34.   Disclose the consideration received in each transaction.

      Response:

      An aggregate of 219,000 shares were sold at a price of $.01. An aggregate of $2,190 was received in connection with the Offering.

Exhibits

      35. Please file a validly executed escrow agreement. We repeat our prior comments 55 and 56. All exhibits are subject to staff review and should be filed as soon as practicable to allow sufficient time for such review.



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      Response:

      A validly executed escrow agreement is being filed as an exhibit to the Registration Statement.

Signatures

      36. Please note that Form SB-2, "Instructions for signatures," number 1 requires the signature of the controller or principal accounting officer.

      Response:

      The Registration Statement has been revised in accordance with your comment.

      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.


                                       Sincerely,

                                       /s/ Richard A. Friedman

                                       Richard A. Friedman